Exhibit 99.7

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

July 16, 2015	NR 11 - 2015

Avrupa closes financing and retains Palisade Capital as IR Consultant

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that the financing first reported on June 30, 2015, and then increased on July 8, 2015, has been closed at $1,092,000.

Avrupa is pleased to have added certain new European investors as shareholders in this placement. Some of Avrupa’s existing shareholders also participated and continue to support the company in its efforts to advance the exploration projects in Europe.

Avrupa issued 10,920,000 units (a “Unit”) at $0.10 per Unit, for gross proceeds of $1,092,000.  Each Unit is comprised of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a 36-month period, expiring July 14, 2018, at a price of $0.15 per common share.

As part of the financing, Avrupa issued Finder’s warrants, entitling the holder to purchase up to 468,000 shares for a period of 36 months at $0.10 per warrant.  The securities issued are subject to a four-month hold period, expiring on November 14, 2015.

Avrupa now has 55,475,797 common shares outstanding.

Palisade Capital Engaged

Avrupa has retained Palisade Capital Corp. (“Palisade Capital”) as an independent consultant to provide investor relations services. Palisade Capital will focus on setting up marketing teleconferences, improving Avrupa’s reach to investors, and arranging road shows for the European, Canadian, and U.S. investment community.  Collin Kettell and Sean Zubick, the principals of Palisade Capital, will be primarily responsible for providing the marketing services to the Company.

Palisade Capital is an offshore merchant banking group, specializing in high-growth, small-cap investments.  Through its global network of private equity groups, fund managers, high-net-worth and retail investors, Palisade Capital is able to create strategic relationships to drive increased liquidity and source financing. Palisade Capital is a significant participant in the current financing.

Sean Zubick, COO of Palisade Capital commented, “We are very excited to work alongside the Avrupa team and contribute to Avrupa’s success. By deploying a prospect generator model, Avrupa is positioning itself in an undervalued market to outperform and drive strong returns for shareholders.”

Effective July 15, 2015, the services agreement for investor relations is for a term of 12 months for a fee of $8,400 per month, plus reimbursement of approved expenses.  Palisade Capital has been granted 300,000 options exercisable at $0.10.  The options vest quarterly over 12 months and have a two-year term.

Options Grant

In addition to the options granted above, the Company has issued stock options to its directors, officers and consultants for a total of 2,015,000 options to purchase common shares of the Company at an exercise price of $0.10 per share for a period of five years, expiring on July 15, 2020.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates four joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Alvito JV, with Lowell Copper, covering one license in the Ossa Morena Zone of south Portugal, for IOCG, polymetallic massive sulfide, and precious metal-bearing epithermal deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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